
03054351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 02/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Empire Securities Corporation of Southern California

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8380 Melrose Avenue Suite 202
(No. and Street)

Los Angeles, California 90069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie Bennett
(Area Code – Telephone Number)

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Lazarus
(Name – *if individual, state last, first, middle name*)

10801 National Blvd. Ste 608 Los Angeles California 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
181
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6

7

8

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 19th (Date) day of May (Month), 2003 (Year), by

(1) Jamie Bennett
Name of Signer(s)

(2)
Name of Signer(s)


DAVID M. SHACTER
Commission # 1413978
Notary Public - California
Los Angeles County
My Comm. Expires Apr 26, 2007

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: May 19, 2003 Number of Pages: 1

Signer(s) Other Than Named Above:

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

OATH OR AFFIRMATION

I, Jamie Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Securities Corporation of Southern California, as of February 28, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

N O N E

N O N E

Signature

Chief Financial Officer

Title

Notary Public

DAVID M. SHACTER
Commission # 1413978
Notary Public - California
Los Angeles County
My Comm. Expires Apr 26, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE SECURITIES CORPORATION OF SOUTHERN CALIFORNIA

FINANCIAL STATEMENTS

FEBRUARY 28, 2003

Empire Securities Corporation of Southern California

Table of Contents

DAVID E. LAZARUS
CERTIFIED PUBLIC ACCOUNTANT

<u>Independent Auditor's Report</u>

Board of Directors
Empire Securities Corporation
of Southern California
Los Angeles, California

Gentlemen:

I have audited the accompanying balance sheet of Empire Securities Corporation of Southern California as of February 28, 2003, and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Securities Corporation of Southern California at February 28, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



David E. Lazarus
Certified Public Accountant

Los Angeles, California
May 9, 2003

10801 NATIONAL BOULEVARD, SUITE 608, LOS ANGELES, CALIFORNIA 90064

Empire Securities Corporation of Southern California
Balance Sheet
February 28, 2003

ASSETS

Current assets		
Cash		$ 17,620
Commissions receivable		28,658
Income tax overpayments		7,416
Total current assets		53,694
Office furniture and equipment, at cost		-
Less accumulated depreciation of $12,823 (Note 1)		-
		$ 53,694

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Current liabilities		
Accounts payable		$ 2,132
Accrued commission		21,095
Total current liabilities		23,227
Subordinated debt (Note 2)		10,000
Shareholder's deficiency		
Common stock		
Class A, $.50 par value; authorized 50,000 shares; issued and outstanding 20,000 shares	$ 10,000	
Class B, $.50 par value; authorized 50,000 shares; issued and outstanding 9,000 shares	4,500	
Capital in excess of par value	14,500	
Accumulated deficit	(8,533)	
Total shareholder's deficiency		20,467
		$ 53,694

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation of Southern California
Statement of Operations and Accumulated Deficit
For the Year Ended February 28, 2003

Revenue		
Commissions and other fees – brokerage		$ 202,501
Commissions and other fees – mutual funds		1,122,849
Interest		385
Miscellaneous income		7,425
Total revenue		1,333,160
Cost and expense		
Commission	$ 1,191,163	
Rent	20,345	
Administrative fees	16,019	
Office expense	4,680	
Dues and subscriptions	2,610	
Automobile, travel and promotion	42,029	
Professional fees	7,428	
Telephone and utilities	6,573	
Taxes and licenses	6,384	
Insurance	4,623	
NASD and SPIC fees	6,872	
Continuing education	3,940	
Miscellaneous	1,426	
Total cost and expense		1,314,092
Income before provision for state income taxes		19,068
Provision for incomes taxes		8,297
Net income		10,771
Accumulated deficit, March 1, 2002		(19,304)
Accumulated deficit, February 28, 2003		$ (8,533)

The accompanying notes and independent auditor's report
are an integral part of these financial statements.

Empire Securities Corporation of Southern California
Statement of Cash Flows
For the Year Ended February 28, 2003

Cash flow from operating activities:	
Net income	$ 10,771
Adjustments	
Decrease in accounts receivable	31,366
(Increase) in income tax overpayments	(7,416)
(Decrease) in accounts payable	(1,498)
(Decrease) in accrued commission	(32,639)
(Decrease) in income taxes payable	(5,248)
Net cash flow from operating activities	(4,664)
Cash flow from investing activities	
None	-
Cash flow from financing activities:	
None	-
Increase in cash	(4,664)
Cash balance – March 1, 2002	22,284
Cash balance - February 28, 2003	$ 17,620
Interest paid during year	28
Income taxes paid during year	$ 20,088

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation of Southern California
Notes to Financial Statements
February 28, 2003

Note 1. Significant Accounting Policies

A. The Company is a registered broker/dealer selling investments in mutual funds, stocks, bonds and insurance products. In connection with the sale of stocks and bonds, the Company uses another securities dealer as a clearinghouse for these transactions. For these services, the Company receives commissions from either the mutual fund distributor, the clearinghouse securities dealer or insurance carrier.

B. Office furniture and equipment is stated at cost. Depreciation is provided for on a straight-line basis at rates determined by the estimated useful lives of the respective assets. Expenditures for major renewals and betterments that extend the useful lives of office furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

C. For purposes of the Statement of Cash Flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be a cash equivalent.

D. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Subordinated Debt

Subordinated debt consists of two notes, which are to the sole shareholder of the company. These notes, which are subordinated to all current and future indebtedness, are summarized as follows:

A.	5% Note, due April 30, 2004	$ 5,000
B.	10% Note, due June 30, 2004	5,000
	Total subordinated debt	$ 10,000

Empire Securities Corporation of Southern California
Notes to Financial Statements
February 28, 2003

Note 3. Net Capital Requirement

The Company, as a registered broker/dealer, is required to maintain a minimum net capital, as defined by rule 15(c)3-1 of the Securities and Exchange Act of 1934. As of February 28, 2003, the computed net capital and the required net capital, computed under rule 15(c)3-1, were $30,467 and $5,000, respectively.

Note 4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable. Concentrations of credit risk with respect to commissions receivable are limited due to the credit worthiness of the payors, which consist of various mutual funds, insurance carriers and brokerage houses. Accordingly, at February 28, 2003, the Company had no significant concentrations of credit risk.

Note 5. Income Taxes

The Company's provision for income taxes does not bear the normal relationship to pre-tax income. This variance is due to the fact that fifty (50%) percent of the entertainment and business meal expenses incurred by the Company are nondeductible for Federal and California income tax purposes.

Note 6. Leases

The Company leases certain office space on a month-to-month basis. On July 14, 1999, the Company entered into a lease that expires December 31, 2002. During the fiscal year ended February 28, 2003, the Company incurred rent expense under these leases of $20,345.

Note 7. Management Changes

During January 2003, the Company's Chief Executive Officer and Principal shareholder deceased. The Company is in the process of replacing its Chief Executive Officer. In April 2003, the Company appointed a new Chief Financial and Compliance Officer.

Empire Securities Corporation of Southern California
Statement of Changes in Shareholder's Equity (Deficiency)
For the Year Ended February 28, 2003

	Class A Common Stock $.50 Par Value Authorized 50,000 Shares; Issued and Outstanding 20,000 Shares	Class B Common Stock $.50 Par Value Authorized 50,000 Shares; Issued and Outstanding 4,500 Shares	Capital In Excess of Par Value	Accumulated Deficit	Total
Balance – March 1, 2002	$ 10,000	$ 4,500	$14,500	$ (19,304)	$ 9,696
Net income for year				10,771	10,771
Balance – February 28, 2003	$ 10,000	$ 4,500	$14,500	$ (8,533)	$ 20,467

Empire Securities Corporation of Southern California
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended February 28, 2003

Balance – March 1, 2002	$ 10,000
Additions:	-
	10,000
Reductions	-
Balance – February 28, 2003	$ 10,000

Empire Securities Corporation of Southern California
Comparative Computation of Net Capital
February 28, 2003

Differences in the computation of net capital were due to adjustments made during the audit. A summary of the net capital computation is shown below:

	Audited	Per Company	Difference
Shareholder's equity (deficiency)	$ 20,467	$ 7,637	$ 12,830
Subordinated liabilities	10,000	10,000	-
Total capital	30,467	17,637	12,830
Non-allowable assets	-	-	-
Net capital	$ 30,467	$ 17,637	$ 12,830
Aggregate indebtedness	$ 23,227	$ 153	$ 23,074
Ratio of aggregated indebtedness to net capital	.76 to 1	.01 to 1	

Empire Securities Corporation of Southern California
Possession and Control Requirements of Customer Funds
February 28, 2003

Empire Securities Corporation of Southern California, as a registered broker/dealer, is subject to quarterly filings of Part IIA of Form X-17A-5 (the Focus Report). The Company does not handle securities as all transactions are on a fully disclosed basis. As such, the Company claims exemption from the possession or control requirements under rule 15c3-3. The Company claims its exemption from Rule 15c3-3 provision pursuant to Sections (k)(1) and (k)(2) of that rule in that all transactions are handled and all monies and securities, if received directly, are promptly transmitted to the clearing broker.

A reconciliation of this computation is not necessary because of the Company's claimed exemption.

Empire Securities Corporation of Southern California
Reconciliation Between Audited and Unaudited Financial Statements
For the Year Ended February 28, 2003

The following is a reconciliation of net worth between the Company's audited and unaudited financial statements at February 28, 2003.

Net worth per unaudited financial statements	$ 7,637
Increase in accrued commission income	28,488
Increase in accrued commission expense	(20,942)
Current year accounts payable accruals	(2,131)
Current year income tax overpayments	7,416
Miscellaneous adjustments	(1)
	$ 20,467

Empire Securities Corporation of Southern California
Report on Internal Control Structure and Material Inadequacies
Year Ended February 28, 2003

In planning and performing my audit of the financial statements of Empire Securities Corporation of Southern California for the year ended February 28, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Empire Securities Corporation of Southern California that I considered relevant to the objectives stated in rule 17a-5(g)(1)(i) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11), and the reserve required by rule 15c3-3(e); Rule 17a-5(g)(1)(ii) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of the difference required by rule 17a-13 (if applicable); Rule 17a-5(g)(1)(iii) in complying with the requirements for prompt payment for securities under Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System (if applicable); and Rule 17a-5(g)(1)(iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 240.15c3-3 (if applicable).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Empire Securities Corporation of Southern California
Report on Internal Control Structure and Material Inadequacies
Year Ended February 28, 2003

(continued)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at February 28, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



David E. Lazarus
Certified Public Accountant